Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



What is the Yieldstreet Prism Fund?

The Yieldstreet Prism Fund allows you to access numerous alternative asset classes, all within a single fund. Though the concept of funds is not new, the ability for retail investors like yourself to invest in such a wide range of alternatives all with a single allocation is new to the market.

The Yieldstreet Prism Fund is open to all investors and allows individuals the opportunity to build a portfolio of fixed-income alternative investments—meaning a portfolio of investments that when performing pay interest, dividends or distributions until their maturity.

With the Yieldstreet Prism Fund, you make one allocation that is spread across multiple asset classes that helps provide your portfolio with diversification.[1] You can think of the Fund as a building tool that assists you in creating a fixed-income portfolio. The Fund is managed solely by Yieldstreet and invests in both cash flow-backed and asset-backed Yieldstreet opportunities.

Why is this exciting?

The Yieldstreet Prism Fund allows us to further deliver on our mission to provide novel investing opportunities to both those who have previously invested with Yieldstreet, as well as those who are new to our platform. This Fund can be an effective way to provide diversification to your investment portfolio.[1] As an alternative to a single investment (such as a traditional Yieldstreet offering of a single asset class), the use of a multi-asset fund allows us to potentially minimize downside risk for our investors more than we were previously able to do.



How is the Yieldstreet Prism Fund different from Yieldstreet single asset class offerings?

Unlike traditional Yieldstreet offerings, the Yieldstreet Prism Fund is exactly that, a fund. When investing in the Fund, you are purchasing shares of a Closed-End Fund (CEF) that will invest across multiple assets. The value of these shares is calculated using the Fund's Net Asset Value, or what is also referred to as NAV. The NAV is then updated at least once on a quarterly basis.

You can learn more about NAV and how it related to the Yieldstreet Prism Fund here.

What else should I know?

The Yieldstreet Prism Fund terminates in March 2024.[2] However, investors (pending approval of the Fund's board of directors) may have the option for limited liquidity.[3] If you're not familiar with the concept of liquidity, we have resources for you that explore the concept.

This option for limited liquidity for the Fund is a distinction from traditional single-asset offerings that are currently available on the Yieldstreet platform, which currently do not offer the option for liquidity.[3]

If you would like to learn more about the Yieldstreet Prism Fund, please see the following resources:

Who can invest in the Yieldstreet Prism Fund?
What to Expect From the Yieldstreet Prism Fund
Yieldstreet Prism Fund investment strategy
Where the Yieldstreet Prism Fund fits in the fund landscape
The Yieldstreet Prism Fund Distribution Rate Explained
What is Net Asset Value (NAV)?
What is a Distribution Reinvestment Plan (DRIP)?
Yieldstreet Prism Fund FAQs

If you have additional questions regarding the Fund, please reach out to the Yieldstreet team at investments@yieldstreetprismfund.com.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download here.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[2]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*